Exhibit 99.1

Lilium GmbH reports continuing momentum on the Lilium Jet commercial and test program, as KPMG-driven M&A process continues

•	Executive eVTOL operator The Ambitious Group signs sales agreement with Lilium GmbH for the purchase of eight Lilium Jets, with options for six more
•	Lilium team continues to prepare for first manned flight with successful landing gear testing and roll out of flight operations solution
•	M&A process for Lilium continues

MUNICH, Germany, December 5, 2024: Lilium GmbH (“Lilium”), a pioneering electric aircraft manufacturer, today confirms that the KPMG-led M&A process aimed at delivering the company’s financial restructuring continues. In parallel, Lilium reports continuing program momentum both on the commercial and technology side as the company gears up towards first manned flight of the all-electric Lilium Jet.

M&A process continues as planned

Following Lilium’s insolvency filing and the start of preliminary insolvency proceedings under self-administration, the M&A process for Lilium continues as planned. As previously reported, KPMG Deal Advisory team has been mandated to conduct an open, fair and transparent process.

The Ambitious Group orders eight Lilium Jets

The Ambitious Group (A.A.M.G), an executive eVTOL operator planning initial operations out of Marbella and Amsterdam, has entered into a binding sales agreement with Lilium for the purchase of eight Lilium Jets, with an option to acquire an additional six aircraft.

The purchase follows an initial Letter of Intent signed in March 2024 and reconfirms The Ambitious Group’s plans to provide electric air charter services, initially targeting markets in Southern Spain, Morocco and the Benelux region. In a second phase the plan is to implement charter services between the ABC Islands - Aruba, Bonaire, and Curaçao – in the Caribbean Sea. The signing took place at Lilium’s headquarters in Gauting, near Munich, and was formalized by Robert Kamp, CEO of The Ambitious Group, and Klaus Roewe, CEO of Lilium. Implementation of the order is subject to Lilium’s successful return to solvency.

108 firm orders and reservations

Lilium’s order pipeline now totals 108 firm orders and reservations, 82 options, and nearly 600 aircraft under MOU. In conjunction with the start of Lilium’s preliminary insolvency proceedings, ASL Group has canceled its reservation of six Lilium Jet deliveries. The two parties intend to reengage following a successful conclusion of Lilium’s financial restructuring.

Successful landing gear drop test

Lilium teams continue to make progress in aircraft development and testing activities. The Lilium Jet test campaign took an important step forward, with the successfully completed landing gear drop test. The drop test is an essential part of the safety of flight program, conducted in alignment with EASA and a key requirement for manned flight of the Lilium Jet. The latest nose landing gear drop test was performed in November by MA Group at its facilities in Naples, Italy, witnessed by Lilium’s Compliance Verification Engineers, and counts for certification credit of the Lilium Jet.

Testing of the Lilium Jet’s ducted fan technology advanced, with several engines now built and being tested in parallel. Lilium engines have already accumulated several hours of cruise speed runtime, with around 10,000 data points being collected per second. Lilium teams have also conducted testing of the propulsion vectoring system, including the servo actuator and servo control unit, as well as initial in-house trials of an engine blade detachment event, using a representative Lilium Jet propulsion mounting system and e-motor.

EASA recently carried out its second regular Lilium DOA audit which again confirmed that the Lilium organization is working in full compliance with EASA regulations.

Lilium begins roll-out of flight operations software

Lilium’s flight test team is currently working with UK aviation software specialist myairops to customize its software solution towards meeting Lilium’s upcoming flight test needs.

A software solution will now be implemented for management of flight and aircraft maintenance operations – including planning, scheduling, and tracking of flights, work order planning and maintenance event scheduling.

Lilium started collaborating with myairops in 2022, initially to support staff rostering, training management, and flight hour tracking for Lilium’s Phoenix technology demonstrator and flight simulators. The extended collaboration with myairops enables Lilium to offer flight software customized for electric air mobility directly to Lilium Jet purchasers.

Preliminary insolvency proceedings under self-administration are court-ordered restructuring proceedings aimed at preserving the business. The management remains in charge and leads the business through the proceedings, supported by restructuring experts.

Lilium Contact information for media:

Rainer Ohler

+49 1724890353

Rainer.ohler@seniorstrategists.com

press@lilium.com

About Lilium

Lilium is currently in self administrated insolvency proceedings. The original company mission is to create a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium aims at accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 1,000+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany.

Lilium Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, the goal and outcome of insolvency proceedings for entities in the Lilium Group, the current and expected continuation of work towards program milestones (including assembly of the first Lilium Jets and first manned flight), and the order pipeline for Lilium Jets, each as more particularly described in this press release. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward- looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include the risk that Lilium GmbH and Lilium eAircraft GmbH will not successfully emerge from the self-administration proceedings, the M&A process will not be successful and the financing for the business’ future operations will not be obtained, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in Exhibit 99.2 to Lilium N.V.’s Report on Form 6-K filed on July 17, 2024, and its other public filings with the SEC, which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward- looking statements, and Lilium N.V. assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.